EXHIBIT 99.1

June 21, 2012

Rosetta Genomics Ltd.

10 Plaut Street, Science Park

Rehovot 76706

Israel

Re:	(i) Secured Loan Agreement (the “Loan Agreement”) dated as of January 26, 2012 by and between Rosetta Genomics Ltd. (the “Company”) and the Lenders as set forth on the signature page hereto (collectively, the “Holders”) and (ii) 10% Senior Secured Convertible Debentures Due January 26, 2013 (collectively, the “Note”) of the Company. Capitalized terms used but not otherwise defined herein have the meanings assigned to them in the Loan Agreement.

Ladies and Gentlemen:

The Company has informed the Holders that it intends to repay an aggregate of $1,450,000 principal amount of the Note (the “Principal”) along with an aggregate of $288,000 of interest (the “Interest” and along with the Principal, the “Payoff Amount”) upon execution of this letter agreement and Holders pursuant to Section 4.F.(i) of the Note hereby consents to such repayment. The Payoff Amount shall be paid to the Holders by wire transfer of immediately available funds as set forth on Schedule A attached hereto. For the avoidance of doubt, the Holders confirm and acknowledge that the single set of wiring instructions set forth on Schedule A shall be deemed to be the correct wiring instructions for each of the three Holders. In addition, each of the Holders agrees to convert in full the remaining $300,000 aggregate principal amount of the Note pursuant to Section 4 of the Note (the “Conversion”) into an aggregate of 211,865 of the Company’s ordinary shares (the “Conversion Shares”) in the amounts set forth on Schedule B Attached hereto as promptly as practicable but in no event later than July 31, 2012 and to sign and execute any document required by law relating to or resulting from the Conversion. The Company agrees to use commercially reasonable efforts to issue the Conversion Shares to the Holders within three (3) Business Days after receipt of a conversion notice from each of the Holders (the “Deadline”). If the conversion notice is received prior to July 27, 2012, the Conversion Shares will be issued bearing the restrictive legend set forth in Section 4(b) of the Loan Agreement. If the conversion notice is received on or following July 27, 2012, the Conversion Shares will be issued without a restrictive legend.

Upon the Payoff Amount having been paid by the Company pursuant to the terms hereof (referred to herein as the “Terminating Event”), all of the obligations of the Company under the Transaction Agreements (as defined in the Loan Agreement), except for the obligation to convert 300,000 USD owed to Holders, to the Conversion Shares as specified above, shall have been paid and satisfied in full and irrevocably discharged, terminated and released and such documents shall terminate. Upon the Terminating Event, (a) any and all liens and security interests of the Holders in all of the assets and property of the Company shall be forever and irrevocably satisfied, released and discharged, (b) the Company and its designee shall be authorized to execute and file any UCC-3 termination statements, discharges, terminations, release of liens on intellectual property and other release documentation as reasonably necessary to the release described above including any such documents and any notices required for the removal of any and all pledges registered in favor of the Holders at the Israeli Registrar of Companies, Registrar of Trademarks or the Registrar of Patents and (c) without derogating from the right of the Company as detailed above, each of the Holders shall deliver to the Company, duly executed notices addressed to the Israeli Registrar of Companies, Registrar of Trademarks and the Registrar of Patents, as well as an undertaking for the Office of the Chief Scientist (all in the form attached hereto as Schedule C), amongst others, confirming the consent of the Holders to the removal of any and all pledges registered in favor of the Holders with any of the above registrars. The Holders hereby represent and warrant that all of the indebtedness evidenced by the Note is, as of the date hereof, owned solely by the Holders and that no Holder has sold, assigned, transferred, pledged, or otherwise encumbered any of its rights in or to the Note.

If the conversion notice is received on or following July 27, 2012, in lieu of delivering physical certificates representing the Conversion Shares, provided the Company’s transfer agent is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer (“FAST”) program, upon request of the Holders as set forth in the conversion notice, the Company shall use its best efforts to cause its transfer agent to electronically transmit the Conversion Shares by crediting the account of such Holder’s Prime Broker with DTC through its Deposit Withdrawal Agent Commission (“DWAC”) system.

Without in any way limiting the Holder’s right to pursue other remedies, including actual damages and/or equitable relief, the parties agree that if delivery of the Conversion Shares is not completed by the Deadline, and the Company has not used commercially reasonable efforts to comply with the Deadline, the Company shall pay to the Holders an aggregate $5,000 per day in cash, for each day beyond the Deadline that the Company fails to deliver such Conversion Shares.  Such cash amount shall be paid to Holders by the fifth day of the month following the month in which it has accrued or, at the option of the Holders (by written notice to the Company by the first day of the month following the month in which it has accrued), shall be added to the principal amount of the Note, in which event interest shall accrue thereon in accordance with the terms of the Note and such additional principal amount shall be convertible into Common Stock in accordance with the terms of the Note.

In consideration of the promises set forth in this letter agreement, upon the Terminating Event, the Company and each of the Holders, each for itself and for its respective parents, subsidiaries, and affiliates and its and their respective predecessors, successors, assigns, directors, officers, employees, contractors, and agents, in each case, in their individual and corporate capacities, hereby fully and completely release and discharge each other and their past and present respective parents, subsidiaries, and affiliates and its and their respective predecessors, successors, assigns, directors, officers, employees, contractors, and agents, in each case, in their individual and corporate capacities of and from any and all actions, causes of action, claims, demands, counterclaims, and suits, (including, without limitation, the cost of investigation, the cost of litigation and attorney’s fees), obligations and/or liabilities of any kind whatsoever, whether or not known, suspected, claimed, developed or undeveloped, anticipated or unanticipated, including, but not limited to, those arising from or under the Transaction Agreements, up to the date of the Terminating Events; provided, however, that nothing in this paragraph shall in any way limit or otherwise affect in any way the rights and obligations of the Company and the Holders under this letter agreement.

This letter agreement (a) shall be governed by, and construed in accordance with, the law of the State of New York, (b) may be executed in one or more counterparts, all of which, taken together, shall constitute one and the same instrument, (c) sets forth the entire agreement among the parties relating to the subject matter pertaining hereto, and no term or provision hereof may be amended, changed, waived, discharged or terminated orally or otherwise, except in writing signed by each such party, and (d) shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.  Delivery by any party hereto of an executed counterpart of this letter by facsimile shall be effective as such party’s original executed counterpart.

Very truly yours,

/s/ Robert Merrill Hunter
Robert Merrill Hunter

/s/ Jim Mellon
Jim Mellon

Panetta Partners, Ltd.

By:	/s/ Gabriele M. Cerrone
Gabriele M. Cerrone
Managing Partner

ACKNOWLEDGED AND AGREED:

ROSETTA GENOMICS LTD.

By:	/s/ Kenneth A. Berlin

Name: Kenneth A. Berlin

Title: President & CEO